Filed pursuant to Rule 424(b)(3)
Registration No. 333-251808

VANECK BITCOIN TRUST

SUPPLEMENT NO. 3 DATED JUNE 7, 2024

TO THE PROSPECTUS DATED MARCH 1, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of VanEck Bitcoin Trust (the “Trust”), dated March 1, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose a change in the platform composition of the Index.

Platform Composition of the Index

Effective May 31, 2024, MarketVector Indexes GmbH, the index sponsor and index administrator for the MarketVectorTM Bitcoin Benchmark Rate (the “Index”), replaced itBit with Bitfinex as a constituent trading platform used to calculate the Index. The current platform composition of the Index is Bitfinex, Bitstamp, Coinbase, LMAX and Kraken.